NORSAT ANNOUNCES THIRD QUARTER 2011 FINANCIAL RESULTS

- Management to Host Conference Call at 9:00am Pacific Time (12:00pm Eastern Time) -

Vancouver, British Columbia – November 14, 2011 -- Norsat International Inc. (“Norsat" or “the Company”) (TSX: NII and OTC BB: NSATF), a leading provider of communications solutions, announced today its financial results for the three and nine months ended September 30, 2011. All financial results are in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise stated.

Financial Highlights

('000's), except for per share amounts	Three months ended September 30,				Nine months ended September 30,

	2011	2010	Change		2011	2010	Change

Revenue	$ 11,381	$ 4,492	$ 6,889	153%	$ 28,739	$ 14,578	$ 14,161	97%
Gross profit	$ 5,080	$ 2,138	$ 2,942	138%	$ 12,513	$ 7,136	$ 5,377	75%
Gross profit (%)	45%	48%	(3%)		44%	49%	(5%)
EBITDA (1)	$ 1,683	$ 659	$ 1,024	155%	$ 3,225	$ 2,220	$ 1,005	45%
EBITDA (1) per share	$ 0.03	$ 0.01	$ 0.02	200%	$ 0.05	$ 0.04	$ 0.01	25%
Net earnings for the period	$ 1,102	$ 608	$ 494	81%	$ 631	$ 1,931	$ (1,300)	(67%)
Net earnings per share - basic	$ 0.02	$ 0.01	$ 0.01	100%	$ 0.01	$ 0.04	$ (0.03)	(75%)
Net earnings per share - diluted	$ 0.02	$ 0.01	$ 0.01	100%	$ 0.01	$ 0.04	$ (0.03)	(75%)
Weighted average common shares outstanding -	#	#			#	#
Basic	58,351	53,439			57,954	53,568
Diluted	58,380	53,551			58,035	53,736

“We grew our revenue 153% to $11.4 million in the third quarter of 2011, and increased EBITDA by more than 155% to $1.7 million, compared to the same period last year,” said Amiee Chan, Norsat’s President and CEO. “This represents our 20th straight quarter of positive EBITDA.”

“The $6.9 million increase in revenue reflects the positive impact of our newly acquired Sinclair Division, which contributed revenue of $5.4 million for the quarter. Our other three business segments also performed strongly and combined, contributed organic revenue growth of $1.5 million.  Third quarter satellite sales of $3.3 million were $1.1 million higher than for the same quarter last year. This was mainly due to the addition of $1.0 million of revenues from product and service deliveries to the First Nations’ Emergency Services Society of British Columbia (“FNESS”). The significant gains achieved through our acquisition of Sinclair and new FNESS contract are a testament to our strategy to diversify our customer and product base,” added Chan. “The two initiatives also help stabilize our quarter to quarter revenue – a key corporate goal. Historically, Sinclair has recorded strong revenues in the first half of the year. This is in contrast to our other three business divisions, which typically generate their strongest sales during the third and fourth quarters. The FNESS contract adds a further element of stability, as it is partly comprised of recurring customer service fees related to the delivery of airtime.”

“During the quarter, we commenced work on the recently announced $1.3 million NATO Consultation, Command and Control Agency (“NATO”) contract. We also secured several smaller orders. This work, together with the balance of the equipment deliveries and ongoing airtime component of the FNESS contract, has created a backlog of revenues which will have a positive impact on our financial results through the end of this year and into 2012. We plan to build on this base of work through the continued pursuit of our diversification strategy. In particular, we are working to drive further revenue opportunities and diversification of our customers within the Satellite Solutions division, by making investments in sales and marketing channels and activities,” continued Chan. “Looking ahead, we believe the Satellite Solutions and Remote Networks segments hold attractive growth potential, as the markets we are targeting are relatively new, or untapped. Given our strong market position, we also anticipate stable demand for our Antenna and RF conditioning products, Microwave Products and Maritime segments, especially as the global economy begins to strengthen. Accordingly, we believe we are well positioned to achieve sustained profitable growth over the long term.”

“Finally, we are working to supplement organic growth by actively pursuing new acquisitions. We believe the relatively weak economy, together with Norsat’s strong financial position, have created excellent conditions for realizing growth through acquisition. Accordingly, we are constantly identifying and evaluating potential acquisition targets, with the goal of completing at least three new deals in the next five years.”

(1) EBITDA is a Non-IFRS Measure

The following and preceding discussion of financial results includes reference to EBITDA.  EBITDA refers to earnings before interest, taxes, depreciation, amortization, reorganization costs and foreign exchange. EBITDA is a non-IFRS performance measure. We believe that, in addition to net earnings, EBITDA is a useful complementary measure of pre-tax profitability and is commonly used by the financial and investment community for valuation purposes.  However, EBITDA does not have a standardized meaning prescribed by IFRS. Investors are cautioned that EBITDA should not be construed as an alternative to net earnings determined in accordance with IFRS as an indicator of performance or to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows. Our method of calculating EBITDA may differ from the methods used by other entities and, accordingly, our EBITDA may not be comparable to similarly titled measures used by other organizations.

Third Quarter Operational and Recent Highlights

•

Commenced product and service deliveries totaling $1.0 million to FNESS;

•

Norsat’s Satellite Solutions’ division was awarded and commenced work on a new satellite-based communication equipment and services program valued at $1.3 million from NATO; and

•

Dr. George Sinclair, founder of the Sinclair Division, was inducted to Canada's Telecommunications Hall of Fame.

Financial Review

The financial results discussed in this press release have been prepared in accordance with IFRS applicable to the preparation of interim financial information as required for all publicly traded companies in Canada in 2011.  Readers should note that comparative figures in this press release and Norsat’s financial statements and MD&A have been restated to reflect IFRS. Please refer to Norsat’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2011, for a detailed explanation of the changeover to IFRS.

Revenue for the three and nine months ended September 30, 2011 totaled $11.4 million and $28.7 million, respectively. This represents respective increases of 153% and 97% over the same periods last year, when Norsat recorded three and nine-month revenues of $4.5 million and $14.6 million. The growth was largely driven by Norsat’s January 2011 acquisition of the Sinclair Division. During the three and nine months ended September 30, 2011, the Sinclair Division contributed sales of $5.4 million and $15.0 million, respectively. Revenue from Satellite Solutions was $3.3 million and $7.0 million, respectively, for the three and nine months ended September 30, 2011, compared to $2.2 million and $8.1 million for the same periods in 2010. Revenues were higher in the third quarter of 2011 due to the addition of the FNESS deliveries. During 2011, three and nine-month revenue from Microwave Products was relatively consistent at $2.5 million and $6.1 million, respectively, compared to $2.2 million and $6.2 million for the same periods in 2010.

Norsat’s overall gross margin for the three and nine months ended September 30, 2011 was 45% and 44% respectively, compared to 48% and 49% for the same periods in 2010.  The 3% decrease in third quarter margins is mostly attributable to changes in product mix, as well as the addition of the Sinclair Division, the lower margin FNESS contract and write downs of certain excess inventories. As Norsat continues to expand its product and customer base outside the US military and into commercial applications, pressure on gross margins is expected.

For the three and nine months ended September 30, 2011, total expenses, including amortization, interest and foreign exchange losses, increased to $3.4 million and $10.8 million, respectively, compared to $1.5 million and $5.2 million for the same periods in 2010.  Of the three and nine-month increases, the Sinclair Division contributed approximately $1.3 million and $3.8 million, respectively. The balance is attributable to amortization expenses related to the intangible assets acquired from Sinclair, expenses related to the acquisition of Sinclair, and interest expense relating to financing to acquire Sinclair.  Aside from the direct costs of Sinclair, operating expenses are expected to increase modestly over future periods, as Norsat makes further investments in sales and marketing.  During the third quarter, Norsat continued to incorporate Sinclair into its operations. To date, the integration of Sinclair has enabled Norsat to achieve modest costs savings as a result of efficiencies gained from being a larger organization. This is expected to partially offset future increases in company expenses.

Net earnings for the three months ended September 30, 2011 was $1.1 million, or $0.02 cents per share, basic and diluted, compared to net earnings of $0.6 million, or $0.01 cents per share, basic and diluted, for the same period in 2010. Net earnings for the nine months ended September 30, 2011 was $0.6 million, or $0.01 cents per share, basic and diluted, compared to $1.9 million or $0.04 cents per share, basic and diluted, for the same period last year.

EBITDA for the three months ended September 30, 2011 was $1.7 million, or $0.03 cents per share, basic and diluted, compared to $0.7 million, or $0.01 cents per share, basic and diluted, for the same period in 2010. EBITDA for the nine months ended September 30, 2011 was $3.2 million, or $0.05 cents per share, basic and diluted, compared to $2.2 million or $0.04 cents per share, basic and diluted, for the same period in 2010.

Norsat ended the third quarter of 2011 with cash and cash equivalents of $4.4 million, compared to $6.3 million as at December 31, 2010.  In connection with its acquisition of Sinclair, the Company secured and was funded a non-revolving acquisition loan of $12.0 million.  As of November 10, 2011, the loan balance had been paid down to US$9.9 million.

Norsat also has access to additional credit facilities totaling $3.75 million. At September 30, 2011 and as of November 10, 2011, the Company had not drawn these facilities.

As at September 30, 2011, Norsat had working capital totaling $10.8 million compared to $13.0 million as at December 31, 2010.  Shareholders’ equity increased to $18.0 million, as of September 30, 2011, compared to $15.8 million at December 31, 2010.

As at September 30, 2011 and November 10, 2011, total shares issued and outstanding were 58,316,532.

A full set of financial statements and MD&A for Norsat is available at www.norsat.com and will be available at www.sedar.com.

Notice of Conference Call

Norsat will host a conference call on November 14, 2011 at 9:00 am Pacific Time (12:00 pm Eastern Time). To access the conference call by telephone, dial 416-764-8658 or 1-888-886-7786. The conference call ID is: ‘Norsat Investor Call’. Please connect approximately 10-15 minutes prior to the beginning of the call to ensure participation. A digital recording and transcript of the call will be available within a few hours after the live call at:

http://www.norsat.com/investor-info/conference-call-recordings

Forward-Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s unaudited interim consolidated financial statements and related notes included therein for the three and nine months ended September 30, 2011, and Management’s Discussion and Analysis for the three and nine months ended September 30, 2011 which have been filed and will be available on SEDAR (www.sedar.com).  Since January 1, 2011, all of Norsat’s financial statements are prepared in accordance with IFRS.  Additional information may be found at www.norsat.com.

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, antennas, RF conditioning products, maritime solutions, wireless network solutions, and equipment financing. Additionally, through its Sinclair Division (www.sinctech.com), Norsat is a leading provider of antenna and RF conditioning products, systems and coverage solutions for public safety, defense and private wireless networks. Norsat also provides engineering consulting to meet customers’ specific needs.  More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

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For further information, contact:

Dr. Amiee Chan

Mr. Arthur Chin

President & CEO

Chief Financial Officer

Tel: 604 821-2808

Tel: 604 821-2809

Email: achan@norsat.com

Email: achin@norsat.com